Exhibit 14

The Scotts Miracle-Gro Company
Code of Business Conduct & Ethics
“Know Where We Stand”

COVER: KNOW WHERE WE STAND

INSIDE COVER: Come Stand with Us

Page 1: To All of Our Associates Worldwide
Every day the decisions we make, small and large, contribute to the trust that consumers place in our brands and our Company. As a ScottsMiracle-Gro associate, whether you’re on your first day or celebrating another year of service, you should always know where we stand – and what we stand for:
•We stand with our consumers, helping them enjoy the benefits of their lawns and gardens.
•We stand together as Associates to grow our business, protect the legacy of our Company and create a respectful and collaborative workplace, regardless of race, religion, national origin, sexual orientation or gender identity or expression.
•We stand with our suppliers and retail partners, dealing fairly with them, listening carefully to their needs and supporting their business.
•We stand for our shareholders by striving to enhance the value of their investment.
•We stand for an ethical, competitive marketplace.
•We stand for doing the right things in the countries and communities where we live and work.
These are guiding principles that have made our Company successful – and guiding principles that will continue to guide us into the future. This Code will help you better understand how these guiding principles should be applied in our day-to-day business operations and our personal behavior as representatives of ScottsMiracle-Gro.

Pages 2-3: From CEO Jim Hagedorn
Since 1868, ScottsMiracle-Gro has grown from its humble beginnings by building a firm foundation of trust with consumers. Their trust in our brands has made us the world’s leading consumer lawn and garden company and an enterprise our founders never could have envisioned.

We have achieved respect and loyalty in the marketplace because consumers – as well as our partners, suppliers and shareholders – trust us to conduct our business with integrity and respect for all. We earn this trust every day by making the right decisions and taking the right actions – one person at a time. Every associate is obligated to protect the integrity of our business and help to ensure that we leave our Company to the next generation of associates in even better condition than we found it.

To do so, each of us must recognize that ethical behavior is our most important cultural attribute. At ScottsMiracle-Gro, we know that there is no personal or business goal worth compromising our integrity and commitment to ethics. We strive to win, but to win the right way.

Demonstrating and valuing ethical behavior starts with our leaders. Leaders have an especially important role to set a clear example for all associates and to make every effort to assist associates with concerns or problems.

Every associate, regardless of title or seniority, is expected to follow this Code. Do not allow anything – not your competitive instincts, desire to achieve a financial goal, or even a direct order from a superior – to compromise your commitment to acting ethically. This Code does not serve as a substitute for good judgment. It’s not okay to do the wrong thing if your manager or another superior orders you to. You are accountable for your actions even if you’re “just doing what I was told.”

At some point, you might find that you are facing a situation not covered in this Code and are not sure how to act. When in doubt, reach out. Ask your manager or anyone else listed in these pages for guidance, especially if you are concerned about something that does not appear to support our commitment to integrity. You can even raise a concern anonymously. We will not tolerate retaliation against any associate who raises a concern in good faith. We will enforce the Code consistently, regardless of our position within the Company.

Generations of ScottsMiracle-Gro associates before us built a positive reputation and exceptional culture through their words and deeds. Now it’s our turn to carry the banner. Thank you for your commitment to the Company and to upholding the values set forth in this Code.
Jim Hagedorn signature

Page 4: Our Code of Business Conduct and Ethics: Intro

For over 150 years, The Scotts Miracle-Gro Company has forged a reputation with our consumers and our stakeholders as a company with integrity. This is a valuable company asset and, in today’s internet world, we recognize that we are operating under more scrutiny than ever.

We earn the trust and respect of our consumers by doing the right thing every day. Our Code of Business Conduct and Ethics guides our actions as a company, from our associates to our Board of Directors. This Code provides guidelines for ethical issues that may arise when dealing with fellow associates, customers, suppliers, competitors or the general public.

Each of us has committed to operate ethically and to lead with integrity. Specifically, this means that ScottsMiracle-Gro can expect that each of us will:
•Demonstrate the values in this Code and always act within its letter and spirit.
•Take personal accountability for maintaining an environment in which associates feel comfortable asking questions, raise concerns and report issues without fear of reprisal.
•Model at all times the expectations outlined in this Code, and hold the Associates who report to us accountable for doing so as well.

•Sustain a culture in which ethical conduct is recognized, valued and demonstrated at all levels.

Page 5: Our Cultural Attributes

Our cultural attributes define the behaviors all of us should display and expect from each other as we work together. Like our Guiding Principles, they let our customers and our partners know where we stand and what we stand for. Each attribute incorporates a measure of ethics – whether it involves doing the right thing, acting with integrity or demonstrating high ethical standards.

[Cultural Attributes Graphic]

Page 6: Why We Have a Code

At ScottsMiracle-Gro, we adhere to the highest standards of personal, professional and business ethics. This Code of Business Conduct and Ethics delivers behavioral guidance to help us conduct our business with honesty, integrity and professionalism.
The Code is intended as an overview of the Company’s values, which underlie our policies. For more information about the values described here, read our policies on The Garden, the associate intranet site. Understand, however, that this Code and our policies cannot and are not intended to provide answers to all questions. For that, we must rely, ultimately, on each person’s sense of doing what’s right, including knowing when to seek guidance from others on the appropriate course of action.

This Code establishes guidelines for ethical as well as legal behavior and anticipates that each of us will take responsibility for our own conduct.

Who Must Follow the Code

This Code applies to every ScottsMiracle-Gro associate, officer and member of our Board of Directors. Each of us is obligated to read and understand this Code and to integrate its standards into every aspect of our business. Each of us must follow these standards as we do our jobs.

If you have questions, ask them. If you have ethical concerns, raise them. If you are unsure about how the Code applies to a particular situation, ask before you act.

What is Expected of Leaders

Leaders at our Company have a special responsibility to demonstrate our values through their actions. They should hold themselves to the highest standards of ethical conduct and foster an environment of integrity, honesty and respect. They should encourage others to act with integrity to avoid even the appearance of a violation of our guiding principles. Leaders must never retaliate against anyone for raising an ethics issue, assisting in an investigation, or participating in any proceeding relating to an alleged violation of this Code or any law or regulation.

Leaders, if you are approached by an associate with a question or concern, listen carefully and give the associate your complete attention. Ask for clarification and additional information to make sure you understand the issue being raised. Demonstrate our guiding principles by showing the associate that we take such concerns seriously. Answer the associate’s questions if you can, but do not feel that you must give an immediate response. Seek help if you need it. If an associate raises a concern that may require investigation under this Code, contact the Human Resources and/or Ethics Department.

Page 7:

Separated by several generations but united in their focus on earning and keeping the consumer’s trust by maintaining the highest ethical standards: OM Scott (left), father of The Scotts Company, and Horace Hagedorn, founder of Miracle-Gro.

Do you Know . . .

•Why we need a Code of Business Conduct and Ethics?

The Code sets out our commitment to living our values in the way we conduct business. The Code provides guidance on what is expected of each of us and references other Company policies and guidelines. Failure to comply with relevant laws, the Code or any policy is taken seriously and may result in discipline, up to and including termination.

•Our Board of Directors must approve any waiver of the Code for our executive officers?

For members of the Board of Directors and our executive officers, waivers of this Code may only be made by the Board or a Board committee, and will be disclosed publicly as required by law or New York Stock Exchange Rules. Any waiver for other officers, associates or representatives may be made only by the Chief Executive Officer or, if the CEO is not available, the General Counsel together with the head of Global Human Resources.

•Most associates report concerns to their direct manager or supervisor?

You have told us through our Cultural Assessment survey that you feel most comfortable reaching out to your direct manager or supervisor when you have a question or concern. You may also use the other channels contained in this Code, including the anonymous Ethics & Compliance HelpLine, to escalate concerns. When in doubt, reach out.

•The Code does not contain everything you need to know to do your job?

The Code cannot detail everything you need to know to do your job or every situation you may face. You are responsible for learning about and conducting your work in a way that reflects our cultural attributes, core convictions and complies with all applicable laws. If you have questions, concerns or are unsure how to act in a particular situation, ask for help using any of the channels contained in this Code.

Pages 8-9: Getting Help

When in doubt, reach out

Raising an ethics concern protects our Company, our stakeholders and all of us. If you have a concern about compliance with a policy, behavioral expectation or the law, you have a responsibility to raise that concern.

If you are in doubt about a business conduct situation, ask yourself these questions:
•Is it legal? If legal, is it ethical?
•Does it violate a Company policy?
•Is it consistent with our values?
•Is it fair?
•How does it make me feel about myself?

You have many resources available to resolve ethics and behavioral-related questions or issues. But since questions of law and ethics do not always lend themselves to simple answers, you may be uncertain about how the Code applies to a particular situation. Generally, your supervisor or manager will be in the best position to resolve an issue or offer guidance quickly. However, your direct manager is not your only option. You may also consult:
•Our policies and procedures located on “The Garden,” our associate intranet
•Relevant e-learning and live training resources and materials
•Your Human Resources representative
•The Ethics Department
•Any lawyer in our Legal Department

•A member of senior management
•The Chief Ethics Officer

If you are more comfortable reporting an issue anonymously, you may call the 24/7 Ethics & Compliance HelpLine at (800) 736-0379. You may also report concerns, anonymously or otherwise, via letter. For issues relating to accounting, internal controls, financial or auditing matters, you may send a letter in a sealed envelope marked “Confidential” to the Audit Committee of our Board of Directors at the following address:
The Scotts Miracle-Gro Company
REPORT TO AUDIT COMMITTEE
c/o Chief Ethics Officer
14111 Scottslawn Road, Marysville, Ohio 43041

For any other type of issue, you may send a letter in a sealed envelope marked “Confidential” to the Nominating & Governance Committee of our Board of Directors at the following address:

The Scotts Miracle-Gro Company
REPORT TO NOMINATING & GOVERNANCE COMMITTEE
c/o Chief Ethics Officer
14111 Scottslawn Road, Marysville, Ohio 43041

Associates Outside of North America:

If you are an associate living and working outside of North America and have a question or concern about a potential violation of law or any ScottsMiracle-Gro policy or procedure, you should reach out to your immediate manager or supervisor, your Human Resources representative or a member of executive management based in your home country.

For issues relating to accounting, financial or auditing matters, you may report any potential issues through any of the channels above, or you may make a report to the Ethics & Compliance HelpLine. Reports to the HelpLine may be made confidentially and anonymously.

However, we prefer that, whenever possible, you identify yourself when you contact the HelpLine. We will keep your identity confidential unless your vital interests are at stake. The HelpLine is available 24/7. If you wish to use it, dial your local call-in number:

◦Austria: 800-736-0379 - access code 0800-200-288
◦Belgium: 0800-7-1807
◦France: 0800-90-1378
◦Germany: 0800-182-4026
◦Italy: 800-788-598
◦Netherlands: 0800-022-7347
◦Poland: 0-0-800-111-1662
◦Spain: ###-##-####
◦United Kingdom: 0808-234-8532
◦Australia: 800-736-0379 – access code 1-800-551-155
◦China: 800-736-0379
▪North – access code 108-710 or 108-888
▪South – access code 108-10 or 10-811

Page 10: Share Your Concerns Without Fear

We will investigate each report. Investigations are coordinated through the Human Resources Department or the Ethics Department. Your identity and the information you provide will be shared only on a “need-to-know” basis.

Management, consulting with the Human Resources Department, may take disciplinary action it considers appropriate, including termination of employment, after investigating the report. Scotts may also bring violations to the attention of appropriate enforcement authorities. See our Open Door policy, located on The Garden, for more information.

You Will Not Be Retaliated Against

We do not tolerate retaliation. You cannot lose your job or your benefits, or be demoted, suspended, threatened, harassed or discriminated against for raising a concern honestly and in good faith or for truthfully participating in an investigation. Reporting honestly and in good faith means that you believe you are being truthful and accurate. If you believe someone is retaliating against you, please report it as you would any other violation of the Code. All reports of retaliation will be investigated.

Page 11: Do you know . . .

•You may report concerns anonymously?

You may make an anonymous report by contacting the HelpLine, which is operated by an independent company and available 24 hours a day, 7 days a week. You may also send a letter to the Audit Committee of our Board of Directors. Understand, however, that maintaining your anonymity may limit our ability to investigate your concerns.

•You need not be sure that a violation of this Code or our policies has occurred before raising a concern?

You should always raise a concern, even where you’re not 100% sure that a violation has occurred. The important thing is that you raise a concern in good faith, whether or not the concern turns out to be valid. You should report any concerns using the channels explained in these pages, and you will not be retaliated against for doing so.

Page 12  Our Guiding Principles
Page 13:  WE STAND
         WITH OUR CONSUMERS

We are passionate about consumers. We never stop learning about our consumers and use our knowledge about their wants and needs to help them make their lawns and gardens beautiful and drive our growth as a company. We cherish the value and trust that they have placed in our brands. We act ethically every day to build, respect and enhance the trust our consumers place in us.
Here’s how we do it:

Advertising: We do not make false statements about our products or unfairly disparage our competitors’ products to gain the consumer’s trust.

Antitrust: We price, promote, produce, market and distribute our products fairly and honestly, so our consumers may reap the benefits of an open, competitive marketplace.

Quality of Products and Services: We demonstrate our commitment to our customers and consumers by always striving to deliver products and service that are of the highest quality. Our goal is to provide the highest level of satisfaction with every product we sell and service we perform.

Data Privacy: We respect the confidential nature of the personal information we possess about our consumers. We recognize that it should only be used for business reasons in a manner that is fair and lawful.

Page 14-15:  WE STAND
        TOGETHER AS SCOTTS ASSOCIATES

We stand together in mutual respect. We treat one another fairly. We strive to create mutually fulfilling relationships and partnerships. We value the talents, experiences and strengths of our diverse workforce.

Here’s how we do it:

Commitment to Global Human Rights: We are committed to upholding human rights and operating all aspects of our business in a responsible, honest, and ethical manner.

This holds true, not only within our business, but throughout our sales and supply chain infrastructures.

Harassment: We treat others with respect, integrity, trust and dignity, and we do not tolerate intimidation or harassment.

Discrimination: We treat people fairly and prohibit discrimination. We are committed to maintaining a diverse workforce and an inclusive work environment. We fully support the employment of all qualified persons without regard to race, religion, country of origin, sexual orientation, gender identity or expression, disability, or protected veteran or other uniformed service status.

Legal Workforce: We only employ people who are legally authorized to work, as defined by the laws in each country in which we operate. In complying with these legal requirements, we nevertheless follow our policy against discrimination on the basis of national origin or possible citizen status.

Wellness, Health and Safety: We are committed to your personal health and safety. We strive to provide a clean, safe and secure work environment for our associates, which includes following applicable laws regarding healthy and safe operations. In turn, we expect our associates to work in a safe manner, and our managers and supervisors to endorse and demonstrate a culture of safety. We want you to be well. We want you to be safe. And we want to keep our business operating.

•Live TotalHealth: We care about the health and wellbeing of you and your family, and provide programs, tools and support to empower you to manage and improve your total health. Our longstanding wellness philosophy reflects our obligation to help all associates enhance their physical health, gain financial security for now and years to come, take time away from work to rest and recharge, and cope with personal and mental health challenges. All associates are expected to make a personal commitment for their own health and to take responsibility for maintaining a healthy environment for their family at work.

•Leave: We respect our fellow associates’ legally-recognized need for leave when they have to step away from work to care for themselves, their family members or grieve the loss of a loved one. See, e.g., the FMLA Policy located on The Garden.

•Tobacco-Free : Where permitted by law, we help our Associates live long and healthy lives by being a tobacco-free employer and prohibiting tobacco use on Company property and in company vehicles.

•Drug and Alcohol-Free Workplace: All of us are required to work safely and model the values and expectations of the Company at all times. That is why we prohibit the use, sale or possession of illegal drugs within the conduct of our business. And, that is why you should never come to work under the influence of drugs that may keep you from being able to work safely, including drugs that have been prescribed to you. If you feel that you are unable to work safely due to a clinically-prescribed treatment or prescription, please notify your manager or supervisor. We also prohibit the use of, or being under the influence of, alcohol during the conduct of our business, except in certain circumstances outlined in the Drug & Alcohol Policy, which is located on The Garden.

Fair Dealing: We deal fairly and honestly with one another. We do not manipulate, conceal or misrepresent facts when we work together.

Conflicts of Interest: We do not take advantage of an opportunity that belongs to the Company for our own personal gain. We appreciate that opportunities that we discover through our work here or as a result of Company property or information belong to ScottsMiracle-Gro. We do not engage in activities that create, or even appear to create, conflict between our personal interests and the interests of ScottsMiracle-Gro. For example, it would create at least the appearance of a conflict of interest for you or a member of your family to participate in a business arrangement or investment involving ScottsMiracle-Gro or that you learned of from a competitor, customer, client or supplier of ScottsMiracle-Gro or your position in the Company. You should disclose potential conflicts of interest immediately to your manager or supervisor and the Ethics Department, and take no further action until the situation is resolved.

Data Privacy: We respect the confidential nature of the personal information we possess about our associates. We recognize that it should only be used for business reasons in a manner that is fair and lawful.

Accurate Timekeeping: We are committed to paying our associates for the time they spend working for the Company. As associates, we must comply fully with our policies related to timekeeping.

Page 15: Do you know . . .

•That you should never perform any work for ScottsMiracle-Gro without compensation?

It is a violation of our policy for you to work without compensation or for a supervisor or manager request that you work without compensation.

•That you have a right to take leave if you have a serious health condition?

If you need time away from work to take care of your own serious health condition or that of a family member, you may be eligible for some type of covered or protected leave. Consult your manager, the Office of Disability Management or our leave policies on The Garden for further information.

•Our policies apply to your behavior any time you are representing the Company?

You are expected to abide by our policies and behavioral expectations any time you are interacting with other associates or business partners, even at functions that take place after business hours or on weekends.

•You are required to wear a seatbelt at all times when operating a Company vehicle and follow all Lockout-Tagout procedures when servicing or performing maintenance on the machinery at our plants?

You should never operate a Company vehicle without wearing your seatbelt. You should never bypass any safety interlocks or disregard any practices or procedures that keep you safe from the unexpected energization or startup of machinery and equipment. Failing to wear your seatbelt or follow Lockout-Tagout procedures is not only unsafe, it can result in immediate termination.

Pages 16-17: WE STAND

WITH OUR SUPPLIERS, CUSTOMERS AND BUSINESS PARTNERS

We maintain and practice the highest standards of ethics, fair dealing, professional courtesy and competence in dealing with our business partners.

Here’s how we do it:

Business Partner Relations: We compete aggressively but without compromising our values. We deal fairly and honestly with customers, vendors and suppliers. We do not take unfair advantage of them by manipulating, concealing or misrepresenting material facts. We do not abuse privileged information they have entrusted to us. We provide equal opportunity to all capable suppliers, including Minority Business Enterprises. We never give or accept gifts or entertainment if the purpose is to improperly influence a business decision, and it is the responsibility of a business partner, supplier or vendor who is offered a gift from us to obtain the appropriate permission from their employer before accepting the gift. We expect our partners to conduct business fairly, ethically and responsibly. They should safeguard private or confidential information appropriately. Information regarding business activities, structure, finances and performance should be disclosed only in accordance with applicable laws, regulations and prevailing industry practices.

Commitment to Human Rights: We expect that everyone who works for us and our business partners works under safe, fair and legal working conditions. We are committed to upholding human rights within our business and throughout our sales and supply chain infrastructures.

Data Privacy: We respect the confidential nature of the personal information we possess about our business partners and consumers. We recognize that it should only be used for business reasons in a manner that is fair and lawful.

Gifts and Entertainment: We never give or accept gifts or entertainment if the purpose is to improperly influence a business decision. As a general rule, we don’t give or accept gifts except in very limited circumstances and with appropriate approval. Any gifts we may receive from our business partners should be considered property of Scotts. That means that we may never accept personal gifts, such as cash or cash equivalents (e.g., gift cards or gift certificates) or personal travel for ourselves or family members. When it comes to gifts or invitations for business entertainment, transparency is best - Inform your supervisor or manager anytime you receive a gift, regardless of value. Should you receive a gift of more than a nominal value ($100 USD or more), you may not accept the gift without approval from the Chief Ethics Officer.

Before giving a gift to anyone on behalf of Scotts, you must likewise have approval: your supervisor or manager’s prior approval is required for gifts of a nominal value, and the Chief Ethics Officer’s prior approval is required for gifts of more than a nominal value.

From time to time, we may receive gifts from our business partners around the holidays or in appreciation for the relationship with Scotts. Gifts of a nominal value may be given to associates as tokens of appreciation or, in the case of consumable gifts such as holiday gift baskets, placed in a common area for everyone to enjoy.

We follow the same rules for business entertainment. Business entertainment provided to or accepted from our business partners should always be reasonable and infrequent. We don’t provide or accept business entertainment beyond what is reasonable; examples of reasonable business entertainment are an occasional business meal, a local social or sporting event, or attendance at a company-sponsored promotional event. Business entertainment beyond what is reasonable must be approved by the Chief Ethics Officer before the event.

We expect the same from our business partners, suppliers or vendors: it is the responsibility of a business partner, supplier or vendor who is offered a gift from us to obtain the appropriate permission from their employer before accepting the gift.

Anti-Bribery: We help ensure that our partners, suppliers, consultants and others who do business with us don’t engage in corrupt practices on our behalf. If you have any questions regarding such practices, contact the Legal Department or the Chief Ethics Officer.

Do you know . . .

•When it comes to gifts and entertainment, transparency is always best?

Even where this Code does not require you to obtain approval of the Chief Ethics Officer before giving or accepting a gift or invitation to a business entertainment event, you should still discuss it with your supervisor or manager beforehand. Be transparent. If you’re not sure what to do, you may also reach out to the Ethics Department for guidance.

•We could be held responsible for the actions of our consultants and other agents doing business on our behalf?

We could be held responsible for the illegal actions of those doing business for us, no matter where they are in the world. We need to know what our consultants, agents and partners are doing for us and how they are using our money. In fact, we have to take affirmative steps to make sure that our money is not used as a bribe, and account for that money appropriately in our books and records. You can get further advice and support regarding issues of bribery and improper payments from the Anti-Bribery Policy W-LG-3, the Legal Department or the Ethics Department.

Page 18 WE STAND
FOR AN ETHICAL, COMPETITIVE MARKETPLACE

We respect the markets in which we do business. We strive to meet the marketplace’s expectation that we conduct our affairs in a fair and just manner. We recognize that activities that are monopolistic, corrupt or fraudulent can be damaging to the marketplace. As a result, we do not engage in such activities or any other activity that harm the markets that support our business.

Here’s how we do it:

Anti-Bribery: We make business decisions based upon the best interests of the Company. We do not offer or accept bribes, kickbacks or other illegal payments to or from our suppliers, business partners or government officials to obtain or retain business. We do not give or receive gifts, gratuities or other benefits that might improperly affect a business decision or allow us to gain a competitive advantage.

Antitrust: We compete aggressively, but fairly and honestly in our pricing, promotion, distribution and sale of our products.

Advertising: We do not make misleading or false statements about our products or those of our competitors

International Trade Compliance: We strive to follow all laws and regulations whenever we import products or materials into any country, and when exporting our products to customers in other countries. Our practice is to not do business with sanctioned persons, entities or countries, unless such dealings have been approved by the Legal Department.

Page 19: Do you know . . .

•We prohibit providing gratuities to government officials to ensure execution of official duties?

We do not pay “facilitating” or “grease” payments to government officials to get them to perform an official duty. Even in countries where such payments are not against the law, we strictly prohibit them. Seek the advice of the Legal Department or the Chief Ethics Officer to find an acceptable alternative that accomplishes your goal.

•We do not share a customer’s confidential commercial information with other customers?

We do not discuss the confidential terms or pricing plans of a customer with any of its competitors. If a customer persists in seeking such information about its competitors, contact your manager and the Legal Department to help you resolve the issue. For further information, see the Antitrust and Competition Compliance Manual located on The Garden.

Pages 20-21_: WE STAND
FOR OUR SHAREHOLDERS

We act honestly and transparently with our shareholders. We spend and invest their money wisely, as if it were our own. We follow the letter and the spirit of the law in reporting our financial performance. In so doing, we maintain the trust investors have placed in us.

Here’s how we do it:

Corporate Governance: We have an effective governance and compliance infrastructure that helps achieve our business objectives and create value for our shareholders. This includes the ethical behavior of our management team and our open and responsive approach to concerns raised by others. Our Board of Directors periodically reviews our key governance documents and policies. In addition, we update our Board regarding fiduciary duties and other governance matters as appropriate and invite our Board to attend numerous training opportunities each year. Our Board’s Compensation Committee follows a philosophy that awards incentives to corporate officers to achieve our operational and strategic goals, which aligns our interests with those of our shareholders.

Insider Trading: We treat "inside information" appropriately and lawfully. Anyone who has material inside information about ScottsMiracle-Gro or a ScottsMiracle-Gro customer, supplier or competitor must not use it for personal gain or provide it to others.

Confidentiality of Company Information: We consider every piece of information we own as an asset, and we are careful to safeguard our confidential information. We do not reveal confidential or non-public information about the Company, our customers, suppliers, vendors or anyone else. We respond to legitimate inquiries from our stakeholders without releasing confidential information or violating securities laws.

External Communications/Social Media: Generally, our Corporate Communications and Investor Relations Departments manage external communications about ScottsMiracle-Gro. When using social media services to communicate about our products and services, we are truthful, respectful of others, and transparent in disclosing our relationship with ScottsMiracle-Gro.

Conflicts of Interest: We do not take advantage of an opportunity that belongs to the Company for our own personal gain. We appreciate that opportunities that we discover through our work here or as a result of Company property or information belong to ScottsMiracle-Gro. We do not engage in activities that create, or even appear to create, conflict between our personal interests and the interests of ScottsMiracle-Gro.

Accuracy in Business Records and Financial Reporting: We are committed to integrity and honesty in financial reporting to protect our financial strength and reputation. This includes not only financial accounts, but other records such as quality reports, time records, expense reports, benefits claim forms and employment applications. We do not enable another person’s efforts to evade taxes or local currency laws.

Protection of Assets/Use of Business Systems: We use company computers, office equipment and communications devices responsibly and professionally.

Use of Company Credit Cards and P-Cards: Corporate credit cards, including P-Cards, are to be used for Company business only. Misuse of a Company credit card or P-Card is prohibited. See, e.g., the Corporate Travel and Business Expense Reimbursement Policy located on The Garden for more information.

Do You Know . . .

•What inaccurate financial reporting looks like?

Inaccurate financial reporting could be:

◦Manipulating the timing of revenue recognition.
◦Recording large, unjustified charges in a loss period and building reserves used to “smooth” future earnings for other periods.
◦Lowering of return reserves solely to increase net sales, margins and income and to achieve a particular target, rather than to reflect objective, historical data suggesting that the reserve was too high.

•When you should consider information about the Company to be confidential?

As part of your work, you will probably come to know confidential information about the Company. For example, confidential information can be sales figures, financial data, wage and salary information of your fellow associates, projected earnings or areas in which we intend to expand our Company. Before discussing any such information with anyone outside of ScottsMiracle-Gro, ask yourself whether the information is already available to the public through our website, the media or our marketing campaigns. If not, do not discuss it.

Likewise, you should recognize that you might be asked to work on projects for ScottsMiracle-Gro that are so sensitive that they should not be discussed with any associate who does not have a need to know. You should always strive to avoid discussing such projects in open areas, hallways or anywhere else you might be overheard.

•You could commit insider trading by “tipping” a friend or family member to confidential information about our Company?

Sharing confidential Company information with someone who then buys or sells our stock before the information becomes public is unfair, dishonest and a violation of our Insider Trading policy. It could also be a violation of law.

•What a conflict of interest looks like and how to escalate it?

A potential conflict of interest can be any situation in which your personal best interests do not align with the Company’s best interests. For example, it would create at least the appearance of a conflict of interest for you or a member of your family to participate in a business arrangement or investment involving ScottsMiracle-Gro or that you learned of from a competitor, customer, client or supplier of ScottsMiracle-Gro or your position in the Company. You should disclose potential conflicts of interest immediately to your manager or supervisor and the Ethics Department, and take no further action until the situation is resolved.

Page 22: WE STAND
FOR DOING THE RIGHT THINGS IN THE COUNTRIES AND
COMMUNITIES WHERE WE LIVE

We believe we can make a positive and lasting impact on our environment and the countries and communities where we live and work by doing what’s right. Our commitment to doing the right thing shapes how we care for the planet and all that we touch, both inside and outside our company. We develop products in balance with the environment, give back to our communities and nurture a dynamic workforce for our associates. Our culture values honest, integrity, transparency and ethical behavior.

That’s why ScottsMiracle-Gro and our more than 6,000 associates believe we truly are "Dedicated to a Beautiful World."

Here’s how we do it:

Commitment to Following All Laws and Regulations: We are in a highly regulated global business. We abide by the letter and spirit of all laws, rules and regulations that apply in all countries and communities where we do business. Each of us is responsible to act in a compliant way, support our compliance efforts, and seek out additional knowledge and expertise if we have questions.

Commitment to the Environment:  By the very nature of our business, we are committed to the environment. That means consistently advocating the right use of our products, in the right manner and in a way that protects the environment. We are committed to sound stewardship and sustainability best practices, collaboration with environmental advocacy and governmental organizations, and outreach to consumers and stakeholders.

We are proud of the progress we have made to meet the expectations of our retail partners, consumers and communities.  We have embraced innovations that help consumers feel good about using our products around their homes and enable them to adhere to their own environmental values.  For our associates, our Code affirms this commitment to environmental stewardship and we expect all associates to consider the environment in their decisions, whether working with colleagues at the office or our facilities, advising consumers in a retail partner’s store or even when applying our products in our own yards.  Every decision makes a difference.

Commitment to Giving Back: We support our communities through our foundation commitments, associate volunteerism and community engagement. These efforts center on the environment, expanding access to gardens and greenspaces and youth empowerment. You may be offered the opportunity to participate in a charitable activity or program that ScottsMiracle-Gro supports. Any such participation is strictly voluntary. No one will place undue influence on you to contribute to charitable activities or organizations. You will not be retaliated against for choosing not to participate in a Company-sponsored charitable activity.

Adverse Effects Reporting: We are transparent about any unreasonable adverse effects to humans, pets, plants, water or wildlife potentially resulting from the use of our pesticide products, and report such incidents to environmental protection agencies where appropriate.

Page 23: Do you know …

•How to report an adverse effect?

◦If you become aware of any allegation of an exposure and any allegation of an effect of a pesticide, you must immediately notify the Scotts Consumer Services Help Line or the appropriate country contact. Be prepared to describe the 4 P’s: Person – the name of the person to contact and their contact information; Place – the place where the incident happened; Product – the name of the product involved or the active pesticide ingredient in the product; and Problem – what happened?

◦Call even if you are not sure if there is a pesticide at issue or if the incident is a reportable one. Scotts Consumer Services will record the reported incident and follow up as appropriate.

Pages 24-29: Questions and Answers

Q & A

Question: You are thinking about hiring a consultant to take care of getting all the permits we need from a foreign government. The consultant asked for a $50,000 retainer, saying that he would use the money to "help move the process along." Since you don't really know where the money is going, do you have to worry about it?

Answer: Yes. We will be held responsible for where that money goes and for what purpose it is being used. In fact, we have to take affirmative steps to make sure that the money is not used as a bribe, and account for that money appropriately in our books and records. Seek the advice of the Legal Department immediately.
Question: You attend a conference on technical issues relating to the manufacture of one of our products. During the conference, an employee of a competitor asks the attendees about operating costs and the effect of those costs on the product price. What should you do?

Answer: You should avoid exchanging information having to do with future prices with a competitor. Giving such information to a competitor, even orally in an informal setting, could be construed as price fixing. If a competitor asks you for such information, you should decline to answer and ask him/her to drop the subject. If s/he persists, terminate the conversation by leaving the meeting or ending the phone call. Then report the incident to the Legal Department or Ethics Department.
Question: In chatting with your sister, you casually mention that you are working on a deal for Scotts to acquire a competitor. Could this create a problem?

Answer: Yes, if the possible acquisition of the competitor has not been publicly announced. If you or your sister trade in Scotts stock or the stock of the competitor, both of you could be in violation of the Insider Trading Policy and the law.
Question: You work outside of the U.S. Do U.S. laws apply to you?

Answer: ScottsMiracle-Gro does business around the world, which means you may be subject to laws of countries other than the one in which you live. You must follow those laws that apply to your business duties, wherever you work. Since Scotts is incorporated in the U.S., U.S. laws may apply to certain business activities even if they are conducted outside the U.S. If you have questions about the laws that apply to your business activity, ask your manager, the Legal Department or contact the HelpLine that best applies to you.

Question: A supplier offers you tickets to The Masters golf tournament. Though the face value of the tickets is $49 each, you have seen the same tickets for sale for $300-$400 each on the Internet. Can you accept the tickets without the approval the Chief Ethics Officer?

Answer: No. When the market value of a gift is over $100 USD, even if the face value of the item is less, you must still inform your supervisor or manager and get prior approval the Chief Ethics Officer to accept the gift.

Question: You were reviewing your manager’s calendar in Outlook to find a time to meet with her. You notice she has a meeting whose subject appears to relate to promotion decisions within your department. There is a document attached to the meeting notice. What should you do?

Answer: You should not open the meeting notice or the document attached to it. You should let your manager know that you saw the meeting on her calendar but did not probe further, and suggest that she (or the meeting organizer) mark it “private.” You also have a duty not to disclose the information you inadvertently learned.

Question: Your uncle’s company is seeking to become one of our suppliers. Does this create a conflict of interest for you?

Answer: Maybe. If you have decision-making authority in the process to select suppliers or with your uncle’s company, you have a conflict of interest. Even if you do not have such authority, this relationship could create the appearance of a conflict of interest. You should disclose potential conflicts of interest immediately to your manager or supervisor and the Ethics Department. You should remove yourself from the selection process if you are in any way involved and take no further action until the situation is resolved.

Question: I reported a concern to my supervisor. Since reporting my concern, he has stopped including me in certain meetings. Is this retaliation?

Answer: Significant changes in how you are treated after reporting a concern issue can be perceived as retaliation. If you feel you are being treated differently since reporting a concern, you should reach out to your Human Resources representative, the Ethics Department or the Ethics HelpLine.